Filed Pursuant to Rule 424(b)(3)

Registration No. 333-198305

MOODY NATIONAL REIT II, INC.

SUPPLEMENT NO. 6 DATED SEPTEMBER 12, 2017

TO THE PROSPECTUS DATED JUNE 12, 2017

This document supplements, and should be read in conjunction with, our prospectus dated June 12, 2017, as supplemented by Supplement No. 3, dated June 12, 2017, Supplement No. 4 dated August 10, 2017 and Supplement No. 5 dated August 18, 2017 relating to our offering of up to $1,100,000,000 in shares of our common stock. Terms used and not otherwise defined in this Supplement No. 6 shall have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 6 is to disclose an agreement with and loan to our affiliate Moody National REIT I, Inc, or Moody I, and an update to the volume discount disclosures in our plan of distribution.

Loan to Moody I

On September 6, 2017, Moody National Operating Partnership II, LP, or our operating partnership, made a loan in the amount of $30,647,570.07, or the loan, to Moody National 1 Polito Lyndhurst Holding, LLC, a Delaware limited liability company, or Moody Holding, and an indirect subsidiary of Moody National Operating Partnership I, L.P., or Moody I operating partnership, the operating partnership of Moody I, and Moody Holding executed a promissory note, or the note, evidencing the loan in favor of our operating partnership. The note bears interest at a rate of 6.50% per annum and is secured by a Courtyard hotel property owned by Moody I and located in Lyndhurst, New Jersey, or the Lyndhurst property. The loan will mature upon the earlier of (i) the consummation of the mergers (defined below) or (ii) September 30, 2017. Moody Holding used the proceeds of the loan to repay an existing loan secured by the Lyndhurst property that matured and became due. We expect the loan to be refinanced with the proceeds of a new loan that we intend to obtain in connection with the consummation of the mergers. In the event the mergers are not consummated, Moody I intends to refinance the loan with proceeds of a new loan.

Moody National REIT Sponsor, LLC, or Moody National Sponsor, sponsored us and Moody I. Moody National Sponsor and its affiliates provide investment advisory services to us and Moody I pursuant to written advisory agreements. We are party to that certain Agreement and Plan of Merger dated as of November 16, 2016, or the merger agreement, as amended by Amendment No. 1 to the merger agreement dated August 9, 2017, by and among Moody I, Moody I operating partnership, us, our operating partnership, Moody Merger Sub, LLC, our wholly owned subsidiary, or merger sub, Moody National Advisor I, LLC and Moody National Advisor II, LLC pursuant to which (i) Moody I will merge with and into merger sub, with merger sub continuing as the surviving entity and (ii) Moody I operating partnership will merge with and into our operating partnership, with our operating partnership surviving as the surviving partnership, together, the mergers.

Plan of Distribution

The first paragraph on page 133 in the “Plan of Distribution” section of our prospectus is hereby deleted and replaced with the following:

For both Class A shares and Class T shares, we will apply the reduced per share purchase price on the portion of the purchase that exceeds the $500,000 and $1,000,000 share purchase threshold, respectively. Subscriptions may be combined for the purpose of determining the volume discounts in the case of subscriptions made by any qualifying purchaser, provided all such shares are purchased through the same broker-dealer. The volume discount shall be prorated among the separate subscribers considered to be a single qualifying purchaser. Any request to combine more than one subscription must be made in writing submitted simultaneously with your subscription for shares, and must set forth the basis for such request. Any such request will be subject to verification by the dealer manager that all of such subscriptions were made by a single qualifying purchaser.